                [CORPORATE VALUATION ADVISORS, INC. LETTERHEAD]


November 19, 1997


Mr. David Dehaemers, Jr.
Chief Financial Officer, Vice President
KINDER MORGAN ENERGY PARTNERS, L.P.
1301 McKinney, Suite 3450
Houston, TX 77010

Dear Mr. Dehaemers:

At your request and pursuant to your authorization, we have conducted a valuation of the fixed assets and certain other assets of Kinder Morgan Energy Partners, L.P. and Santa Fe Pacific Pipeline Partners, L.P. The purpose of our valuation has been to express our opinion of the Fair Market Value of these assets as of November 1, 1997. It is our understanding that the results of this valuation will be relied upon by Kinder Morgan Energy Partners, L.P. in connection with certain tax and financial reporting requirements associated with its acquisition of Santa Fe Pipeline Partners, L.P.

For purposes of this valuation, the term "Fair Market Value" is defined as the amount at which the appraised assets would likely exchange between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both acting with reasonable knowledge of all relevant facts. In performing this valuation, we have assumed that the appraised assets would remain in place and in use as part of the ongoing business enterprise.

As requested, we have prepared this letter to set forth our opinion of the Fair Market Value of the fixed assets and certain other assets and the book value of the non-appraised assets which consist of current assets, construction in progress and certain other assets. These amounts are set forth on the following page:

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Mr. David Dehaemers, Jr.
November 19, 1997
Page 2


                       FAIR MARKET VALUE OF FIXED ASSETS
                           AND CERTAIN OTHER ASSETS
                                      AND
                         BOOK VALUE OF CURRENT ASSETS,
               CONSTRUCTION IN PROGRESS AND CERTAIN OTHER ASSETS
                            AS OF NOVEMBER 1, 1997


                                  KINDER MORGAN ENERGY     SANTA FE PACIFIC
                                      PARTNERS, L.P.    PIPELINE PARTNERS, L.P.
                                  --------------------  -----------------------
                                         ($000)                  ($000)

Current Assets*                         $ 24,138               $   77,909
Construction in Progress*                  3,691                   24,367
Net Fixed Assets                         868,972                1,478,509
Other Assets**                            42,953                   19,215
                                        --------               ----------

Total                                   $939,754               $1,600,000


 * NOT SEPARATELY APPRAISED. AMOUNTS BASED UPON AMOUNTS REPORTED BY KINDER MORGAN ENERGY PARTNERS, L.P. AND SANTA FE PACIFIC PIPELINE PARTNERS, L.P.

** BASED UPON AMOUNTS REPORTED BY KINDER MORGAN ENERGY PARTNERS, L.P. AND SANTA FE PACIFIC PIPELINE PARTNERS, L.P. BUT INCLUDES $37.0 MILLION WHICH REPRESENTS THE FAIR MARKET VALUE OF INVESTMENT IN PARTNERSHIP HELD BY KINDER MORGAN AS SEPARATELY APPRAISED BY CORPORATE VALUATION ADVISORS, INC.

We have made no investigation of and assume no responsibility for the title to or any encumbrances against the assets appraised. This letter is subject to the limiting factors and assumptions which accompany this letter.


Very truly yours,


Corporate Valuation Advisors, Inc.



/s/ James W. Volkman
-----------------------------------
Managing Director